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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               SCAN-GRAPHICS, INC.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   805893 302

                                 (CUSIP Number)

                          Laura Huberfeld/Naomi Bodner
                 152 West 57th Street, New York, New York 10019

                                  212-581-0500
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                 January 8, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                          (Continued on following pages)


                                                (Page 1 of 4 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                       Page 2 of 4 Pages

                                                                Schedule 13D

CUSIP No. 805893 302                  13D
          ----------

1.       NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Laura Huberfeld/Naomi Bodner Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

                           7.       SOLE VOTING POWER
                                    230,537

   NUMBER OF
    SHARES
 BENEFICIALLY              8.       SHARED VOTING POWER

   OWNED BY                         -0-
    EACH
  REPORTING                9.       SOLE DISPOSITIVE POWER
 PERSON WITH                        617,637

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    617,637

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      4.59%

14.      TYPE OF REPORTING PERSON*

                                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                         Page 3 of 4 Pages

         This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on April 24, 1996 (the "Original Statement"), as amended by Amendment No.1 filed on September 19, 1996 ("Amendment No. 1"), of the Laura Huberfeld/Naomi Bodner Partnership (the "Partnership"). All defined terms hereunder have the meanings set forth in the Original Statement and Amendment No. 1, respectively. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement and Amendment No. 1, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The Partnership is the beneficial owner of 230,537 shares of Common Stock and Warrants to purchase an additional 387,100 shares of Common Stock. Assuming that the total number of outstanding shares of the Company's Common Stock is 13,450,000 (as of 9/30/96) prior to the exercise of the Warrants and that all the Warrants are exercised, the Partnership would own 4.59% of the Company's Common Stock.

         (c) The following sale transactions were effected by the Partnership in the Company's Common Stock during the past sixty days:

               Purchase or
Date              Sale                      Amount              Price per Share
----              ----                      ------              ---------------
1/6/97            Sale                      10,000                     4.0625
1/7/97            Sale                      28,000                     3.9487
1/8/97            Sale                      75,000                     3.89
1/8/97            Sale                      34,000                     3.98
                                            ------
Total                                      147,000

         (e) On January 8, 1997, the Partnership ceased to be the beneficial owner of more than 5% of the Company's Common Stock.


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                                                             Page 4 of 4 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1997

                                                  LAURA HUBERFELD/NAOMI BODNER

                                                  PARTNERSHIP

                                              By: /s/ Laura Huberfeld

                                                  Title: General Partner